Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six Months Ended June 30, 2014	Year Ended December 31
		2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income from continuing operations before income taxes	$1,922	$2,764	$3,822	$4,449	$2,655	$1,682
Add:
Distributed earnings from equity in unconsolidated affiliates	4	19	4	13	13	17
Fixed charges	280	511	445	384	402	361
Subtotal	2,206	3,294	4,271	4,846	3,070	2,060
Less:
Equity in earnings of unconsolidated affiliates	11	9	14	20	20	16
Total earnings available for fixed charges	$2,195	$3,285	$4,257	$4,826	$3,050	$2,044

Fixed charges:
Interest expense	$194	$339	$305	$268	$308	$297
Rental expense representative of interest	86	172	140	116	94	64
Total fixed charges	$280	$511	$445	$384	$402	$361

Ratio of earnings to fixed charges	7.8	6.4	9.6	12.6	7.6	5.7